Exhibit 99.6

WRITTEN RESOLUTIONS OF THE

SUPERVISORY BOARD OF

CENTOGENE N.V.

DATED 15, MAY 2024

Resolutions of the supervisory board (the "Supervisory Board") of Centogene N.V., a public company with limited liability, having its corporate seat in Amsterdam, with address: Am Strande 7, 18055 Rostock, Germany, and trade register number: 72822872 (the "Company").

WHEREAS

A.	The undersigned constitute the entire Supervisory Board.

B.	There are no regulations and/or other rules adopted by any of the Company's corporate bodies that would preclude the Supervisory Board from validly passing the resolution set out below in the present form and manner.

C.	With respect to the resolutions set out below, the undersigned do not have a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it.

D.	By signing this written resolution, each of the undersigned (i) consents with this manner of decision-making, (ii) votes in favour of any resolution set out below, (iii) confirms the completeness and correctness of these recitals and (iv) grants the waiver of compensation set out below.

E.	To the extent relevant and appropriate, these resolution set out below are also considered to be resolutions of the Company's audit committee, the Company's compensation committee and the Company's nomination and corporate governance committee, as applicable, passing, effecting, recommending and approving these resolutions and the matters contemplated thereby.

F.	All members of the Supervisory Board have a conflict of interests with respect to resolution 3. Under the Company's articles of association, the Supervisory Board is nevertheless authorized to pass those resolutions as if no Supervisory Board member has such a conflict of interests.

RESOLUTIONS

1.	The Supervisory Board hereby approves the resolutions of the Company's management board regarding the approval of matters related to the 2024 annual general meeting (the "AGM"), a copy of which is attached hereto as Annex A.

2.	The convening notice for the AGM, the explanatory notes thereto, substantially in the form as distributed to the Supervisory Board, and the matters contemplated thereby are hereby approved.

3.	At the recommendation of the Company's compensation committee (the "Compensation Committee"), the Supervisory Board hereby approves and adopts the changes to the compensation packages of the Supervisory Board members as reflected in the convening notice for the AGM and the explanatory notes thereto.

WAIVER

Each of the undersigned irrevocably waives his or her cash compensation for his or her position as a member of the Supervisory Board as of the financial year 2023 and onwards, except for the one-time cash bonus of EUR 25,000 (gross) payable to Mary Sheahan, subject to the adoption of agenda item 5 included in the convening notice for the AGM and the explanatory notes thereto.

Each of Hubert Birner, Guido Prehn and Eric Souêtre waives the equity component of their respective compensation as a member of the supervisory Board for the duration of their respective terms as a member of the Supervisory Board.

(signature page follows)

Signature page to a written resolution of the Supervisory Board.

This written resolution may be signed in multiple counterparts.

/s/ Hubert Birner
Hubert Birner

/s/ Guido Prehn
Guido Prehn

/s/ Peer Schatz
Peer Schatz

/s/ Jonathan Sheldon
Jonathan Sheldon

/s/ Eric Souêtre
Eric Souêtre

/s/ Mary Sheahan
Mary Sheahan